Exhibit 99.2

November 1, 2022

Dear Shareholders,

The past few months have given us a better view on the “new normal”. The pandemic appears to be behind us as high immunization levels – achieved both through large-scale vaccinations and mass recovery from COVID-19 infections – have eased the impact of the pandemic on consumer behavior and travel activity in most parts of the world. We have seen a significantly improved summer business in our core Western markets compared to prior year, and believe that travel seasonality this winter will be more in line with what we experienced prior to the pandemic.
Throughout the summer, we have observed a significant increase in average price levels for hotel rooms. We believe that geopolitical conflicts and disruptions, which have led to higher energy prices, are likely to continue for the foreseeable future. We anticipate that this, when combined with the effects of labor cost increases, may continue to result in increases in consumer prices, including average daily rates for hotels. In the third quarter of 2022, we saw first signs of consumers attempting to mitigate this effect through searching for more affordable destinations and accommodations as well as by reducing the length of their trip, especially in our Developed Europe segment.
We believe that this trend is likely to continue in 2023 as inflation leads to consumers having lower real disposable income. While this may result in lower traffic volumes, we continue to believe that our value proposition will be highly relevant for consumers around the globe and that we will be able to benefit from consumers’ greater focus on cost saving and their need for price comparison.

trivago in Q3 2022
The strong start of the summer season in the northern hemisphere continued throughout the third quarter of 2022, and as planned, we increased our branded marketing activities during this period. Our new television advertising creative, refocusing on price comparison, performed very well and led to a healthy growth in our branded traffic to our platform.
Overall, competitive dynamics in performance marketing channels, including our own auction, intensified during the summer as many players in the online travel industry appeared to have focused on gaining traffic share. While we benefited from this increased competition and have experienced a very strong auction during the quarter, these dynamics have also resulted in higher costs in some performance marketing channels in certain markets. We maintained our disciplined marketing approach and continued to focus on high-quality traffic at the expense of more traffic volume to maintain profitability targets that we believe create long-term value.
In the third quarter of 2022, we generated the highest quarterly adjusted EBITDA in our history. We are proud of this strong operational performance, which is a result of our continued cost discipline, increased marketing efficiency and recovering travel demand. However, the macroeconomic outlook has worsened as high inflation and rising interest rates continue to weigh on consumer sentiment. This was also reflected in declining equity markets. We performed our annual goodwill and indefinite-lived intangible assets impairment test which resulted in an impairment charge of €100.4 million, driving the net loss of €67.1 million for the quarter.

In the third quarter of 2022, we have made significant progress on long-term projects:

•We have completed the migration of our organic search pages to our new front-end infrastructure, reducing complexity and laying the foundations for further optimizations going forward.

•We have launched first tests to significantly improve our coverage of directly bookable hotel rates across our platform.
•In a company-wide effort, we have reviewed our company values and launched an updated set of values, providing more focus and guidance while preserving our way of working and collaborating.

Q4 2022 and 2023 outlook
For the fourth quarter 2022 and 2023, we expect consumers to partly mitigate the effect of higher accommodation prices by reducing the duration of their trips as well as by choosing cheaper accommodation options. As a result, we believe accommodation price comparison will become an even more important element in consumers’ travel planning. Going forward, we plan to remain disciplined with our expenses, both for marketing campaigns and in respect of our fixed costs, to enable us to fully leverage our value proposition in this more challenging environment while still delivering robust operational results and strong positive cash flows.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability;
•any additional impairment of goodwill;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the decreased effectiveness of our Advertising Spend as a result of an almost complete stop to television advertising in 2020, resuming only at reduced levels in 2021, which may continue to have a negative impact on the effectiveness of our advertising in coming years;
•our ability to implement our strategic initiatives;

•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promotes its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP. Reconciliations of this non-GAAP financial information to trivago’s financial statements as prepared under GAAP are included in the Exhibit 99.1 to Form 6-K that accompanies this letter. We are not able to provide a reconciliation of our adjusted EBITDA guidance to net income/(loss), the comparable GAAP measure, because certain items that are excluded from adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share-based compensation, interest, taxes, depreciation and amortization without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.
3